

December 9, 2013

Via E-mail
Randal S. Milch
Executive Vice President – Public Policy and General Counsel
Verizon Communications Inc.
140 West Street
New York, NY 10007

    Re: **Verizon Communications Inc.**
                Amendment No. 2 to Registration Statement on Form S-4
                Filed December 6, 2013
                File No. 333-191628

Dear Mr. Milch:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement or providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 1

1. Please disclose that non-U.S Vodafone shareholders will be receiving either Class B or C Vodafone shares and U.S. Vodafone shareholders will be receiving only Class C Vodafone shares. Disclose that Vodafone shareholders will receive the Verizon shares in consideration for the mandatory conversion of the Vodafone Class B or C shares into deferred shares. Further indicate that this structure is being utilized for foreign tax purposes and will result in no material tax consequences to U.S. Vodafone investors.

Certain United States Federal Income Tax Consequences to U.S. Holders, page 52

2. Please disclose that the receipt and subsequent conversion of the Class C Vodafone shares issued to U.S. Vodafone shareholders will result in no material tax consequences to U.S. Vodafone investors.

　　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　　Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director